

02007393

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49764 48608

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 1 / 01 (MM/DD/YY) AND ENDING 12 / 31 / 01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chicago Capital, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Madison, St., Suite 2000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Kennedy (312) 368-8880
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

30 South Wacker Dr.	Chicago	IL	60606-7438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Stephen J. Kennedy**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Chicago Capital, Inc. and Subsidiary**, as of **December 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
JANET M SARTORI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/09/06

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Chicago Capital, Inc. and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Chicago Capital, Inc. and Subsidiary as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to form an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the statement of financial condition, the Company has suffered recurring losses from operations and its total liabilities exceeds its total assets. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has not adequately disclosed management's plans with respect to the Company's ability to continue as a going concern. In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the financial statement referred to above presents fairly, in all material respects, the financial position of Chicago Capital, Inc. and Subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
January 31, 2002

CHICAGO CAPITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	23,464
Receivables:		
Employees, net of allowance of $233,602		3,400
Clearing broker		162,365
Other		4,917
Secured demand note receivable		12,781
Other assets		134,524
Total assets	**$**	**341,451**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	323,890
		323,890
Liabilities subordinated to claims of general creditors		880,153
Stockholder's Equity		
Preferred stock, $.001 par value; authorized 100,000 shares; issued and outstanding no shares		-
Common stock, $.001 par value; authorized 500,000 shares; issued and outstanding 1,000 shares		1
Additional paid-in capital		3,385,054
Accumulated deficit		(4,247,647)
		(862,592)
Total liabilities and stockholder's equity	**$**	**341,451**

The accompanying notes are an integral part of the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Chicago Capital, Inc. and Subsidiary (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's securities transactions are cleared on a fully disclosed basis. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is a wholly owned subsidiary of CCI Holdings, Inc. (the Parent). See Note 9 for a description of business changes which occurred subsequent to year-end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Chicago Capital Fund Management LLC is consolidated as a wholly owned subsidiary of the Company. The Company and its minority stockholders own 100 percent of Chicago Capital Fund Management LLC through common ownership.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash equivalents: Cash equivalents include investment of idle cash in a short-term money market fund that invests in instruments with maturities of three months or less.

Income taxes: The Company is included in the consolidated federal income tax return of its parent. Income taxes payable or receivable are determined on a separate return basis by the Company and are received from or remitted to the Parent based upon an intercompany tax-sharing agreement.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Note 2. Subordinated Borrowings

The borrowings under subordinated agreements at December 31, 2001, are listed as follows:

Maturity	Rate	Amount
July 31, 2002	12%	$ 25,000
April 30, 2003	12%	100,000
July 31, 2003	12%	105,153
June 30, 2004	10%	650,000
		$ 880,153

During the year ended December 31, 2001, the subordinated borrowings were covered by the agreements approved by the Company's designated regulatory organization and were thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

All subordinated borrowing agreements are with related parties. At December 31, 2001, the accrued interest for subordinated borrowings was $48,019.

Note 3. Commitments and Contingencies

On approximately May 17, 2001, a NASD arbitration suit was filed against the Company and various present and former officers, directors and employees of the Company and the Company's holding company. Claimants alleged that they suffered losses in connection with unauthorized trading in their accounts, and asked for compensatory and punitive damages. The Company answered the statement of claim by denying any liability. Subsequent to December 31, 2001, the claimants accepted a settlement offer for $200,000, which has been accrued as of December 31, 2001.

In the normal course of business, the Company enters into underwriting commitments. However, there were no open underwriting commitments at December 31, 2001.

Note 4. Related Party Transactions

The Company pays certain expenses on behalf of its Parent and its affiliate, Chicago Capital Asset Management, Inc. and, in return, is entitled to reimbursement. At December 31, 2001, the Company had no outstanding reimbursements receivable.

In the normal course of business, the Company allows its employees to draw funds against anticipated commissions. These funds are not charged interest and are not secured. At December 31, 2001, the Company's president, who is also a principal shareholder in CCI Holdings, Inc., had draws outstanding of approximately $77,288. These draws were fully reserved for as a bad debt as of December 31, 2001.

Note 5. Employee Benefit Plan

The Company has an employee 401(k) and profit sharing plan covering substantially all of its employees. The Company has the option to match employee contributions up to a certain pre-defined amount. No matching contributions were made by the Company in 2001.

Note 6. Income Taxes

Gross deferred income tax assets of $1,683,500 at December 31, 2001, are due to temporary differences arising from deferred lease obligations and net operating losses. These amounts have been reduced by a valuation allowance of $1,683,500 at December 31, 2001. Ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

At December 31, 2001, the Company has net operating loss carryforwards expiring in 2010 through 2021. These net operating losses may offset future taxable income until their expiration. The Company records a full valuation allowance, which fully offsets the deferred tax asset due to its unlikely recognition in future years.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had a net capital deficit of $125,749 which is $175,749 deficient of its required net capital of $50,000.

SEC rule 15c3-1 includes provisions that stipulate certain debt-equity requirements. The rule prohibits the total of outstanding principal amount of satisfactory subordination agreements (other than such agreements which qualify as equity capital) to exceed 70 percent of the Company's debt-equity total for a period in excess of 90 days. At December 31, 2001, the Company does not satisfy this debt-equity requirement.

Note 8. Asset Purchase Agreement

The Company and its Parent entity entered into an asset purchase agreement with a third party as of December 19, 2001, the closing date. The agreement called for the sale of certain assets owned by the Parent to the third party. The agreement also included the assignment of the Company's office lease to the third party effective as of the closing date of the agreement. The Company's equipment leases were also assigned to and all related obligations were assumed by the third party effective January 1, 2002.

Note 9. Subsequent Event

On January 18, 2002, the Company withdrew its broker-dealer status with the National Association of Securities Dealers, Inc. (NASD). The Company facilitated the transfer of its customer brokerage accounts to another broker-dealer.

Note 10. Substantial Doubt about the Company's Ability to Continue as a Going-Concern

The Company has experienced significant net losses and negative cash flows from operating activities for the years ended December 31, 2001, 2000 and 1999. The Company also has deficit stockholder's equity of $862,592 as of December 31, 2001.

Management is currently evaluating its ability to continue operations. Management has assigned and transferred all expenses and obligations to a third party as described in Note 8. Currently, the Company has no revenues or expenses. Management believes that fees will be received in the future for investment banking activities currently in progress; however, ultimate receipt of such revenues is uncertain.


McGLADREY & PULLEN, LLP
Certified Public Accountants



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Chicago Capital, Inc. and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of Chicago Capital, Inc. and Subsidiary (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and for determining compliance with the exemptive provisions of rule 15c3-3 in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(1)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the consolidated financial statements of Chicago Capital, Inc. and Subsidiary for the year ended December 31, 2001, and this report does not affect our report thereon dated January 31, 2002.

During the period January 1, 2001 to March 30, 2001, a material inadequacy in internal control existed related to the inaccurate calculation and reporting of the Company's net capital which resulted in various instances of regulatory net capital deficiencies. The Company took two steps to achieve net capital and regulatory compliance. On March 29, 2001, the Company hired a new financial officer with extensive industry experience. In addition, through March 30, 2001, $185,000 of capital was received.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, with the exception of the items discussed in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 31, 2002


RECEIVED
MAR 01 2002

CHICAGO CAPITAL, INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF CCI HOLDINGS, INC.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION REPORT
DECEMBER 31, 2001

(Filed as public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.)